

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2014

<u>Via E-mail</u>
Mr. John J. Sullivan, Ph.D.
Chief Executive Officer
MESA Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, Colorado 80228

      RE: **MESA Laboratories, Inc.**
                Form 10-K for Fiscal Year Ended March 31, 2013
                Filed June 6, 2013
                Amendment No. 1 to Form 8-K dated May 15, 2012
                Filed July 27, 2012
                File No. 000-11740

Dear Mr. Sullivan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.   We note from page 26 that other revenues represent approximately 24%, 23%,
        and 24% of your total revenues for the fiscal years ended March 31, 2013, 2012,
        and 2011, respectively. On page 29, the company discloses that other revenues
        include recalibration, installation, repairs and shipping and handling. Given the
        significance of the amount of other revenue to the company's total revenues,
        please respond to the following:

        •   Please show us the significant components of other revenues for each
                period presented, as well as the nine months ended December 31, 2013.
        •   Please tell us your revenue recognition policies with respect to each
                significant component of other revenues.

Note 2. Acquisitions, page 32

2.   Please tell us the following with respect to your acquisition of Bios:

        •   A description of the acquired Bios business;
        •   The amounts of revenue and earnings of the acquired Bios business since
                the acquisition date included in the consolidated income statement for
                fiscal 2013.

        Also, please explain how you considered the disclosures required by FASB ASC
        805-10-50-2(a) and (h)(1).

3.   The company discloses that this was the acquisition of specific assets and certain
        liabilities. In future filings, please clarify the nature of the assets and liabilities
        acquired. For example, if true, disclose that you acquired substantially all of the
        assets and liabilities of Bios.

4.   On page 33, the company presents pro forma comparative information reflecting
        the fiscal 2013 Bios acquisition for fiscal 2011, 2012, and 2013. In future filings,
        please only present pro forma information as though the Bios combination had
        occurred as of the beginning of fiscal 2012 (the comparable prior annual reporting
        period) as required by FASB ASC 805-10-50-2(h)(3).

Amendment No. 1 to Form 8-K dated May 15, 2012

Exhibit 99.3

5.   The company presents pro forma balance sheets as of March 31, 2011 and 2012, and pro forma statements of operations for the years ended March 31, 2012 and 2011. We note that the acquisition occurred on May 15, 2012. In future filings, to comply with Item 9.01(b)(1) and Item 11-02 of Regulation S-X, the company should only present pro forma information for the periods provided in those items as follows:

- A pro forma condensed balance sheet as of the end of the company's most recent period for which a consolidated balance sheet is required by Rule 3-01 of Regulation S-X (unless the transaction is already reflected in such balance sheet). Accordingly, for the Bios acquisition, the company should only present the pro forma balance sheet as of March 31, 2012.
- Pro forma condensed statements of income for the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Accordingly, for the Bios acquisition, the company should only present the pro forma statement of operations for the fiscal year ended March 31, 2012.

6.   We note that your fiscal year end is March 31st and the year end for Bios is December 31st. In the future when you file a Form 8-K for an acquisition of a business, please disclose the periods combined in the pro forma statements as required by Item 11-02(c)(3) of regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant